

Mail Stop 3720

July 26, 2016

Mr. Mark Hirschhorn
Chief Financial Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re:** **Teladoc, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 001-37477**

Dear Mr. Hirschhorn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 46

1. Given that EBITDA is a non-GAAP measure, please present this measure under a separate caption, following the GAAP financial information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative Expenses, page 57

2.   You disclose that a significant increase in employee-related expenses was due to the establishment of your call center during 2015. On page 52, you disclose that costs related to your call center activities are included in cost of revenue. Please provide us with an analysis showing the methodology you used to allocate your call center activities costs to G&A expense and cost of revenue.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

                                             Sincerely,

                                             /s/ Robert S. Littlepage, for

                                             Carlos Pacho
                                             Senior Assistant Chief Accountant
                                             AD Office 11 – Telecommunications